Exhibit 99.1

ADS-TEC Energy reports Half Year 2024 Financial Results and Trading Update

NÜRTINGEN, Germany, September 12, 2024 – ADS-TEC Energy plc (NASDAQ: ADSE), a global leader in battery-buffered, ultra-fast charging technology, today announced its unaudited financial results for the first half of 2024, covering the period ended June 30, 2024.

Financial Highlights

●	Revenues: €79.3 million for the six months ended June 30, 2024, reflecting a growth of 107% compared to €38.3 million for the same period in 2023.

●	Gross Margin: €15.7 million (19.8%) for H1 2024, a significant improvement compared to a negative gross margin of €-0.5 million (-1.4%) in H1 2023.

●	Operating Expenses: €20.0 million for the six months ended June 30, 2024, compared to €17.9 million in the same period of 2023, reflecting an 11.7% increase, underscoring the business leverage effect.

●	Operating Result: €-5.0 million compared to €-20.0 million for the same period last year.

●	Adjusted EBITDA (non-IFRS)*: €3.6 million for H1 2024, a substantial turnaround from €-14.3 million in H1 2023. This marks the third consecutive profitable quarter.

●	Cash and Cash Equivalents: €23.0 million as of June 30, 2024, demonstrating strong liquidity management amid substantial year-over-year growth.

●	Customer Base Expansion: The company reported significant growth (+295%) in its paying customer base compared to the same period in 2023.

ADS-TEC Energy continued its strong financial and operational performance in the first half of 2024, achieving key milestones that underscore the company’s ongoing growth trajectory. These include the acquisition of new customers, a notable improvement in gross margins, and achieving profitability for the third consecutive quarter. Revenues doubled in the first half of 2024, driven by an expanding customer base and deepening relationships with key blue-chip clients.

Strategic Partnerships

In February 2024, ADS-TEC Energy entered into a partnership with Caverion to supply its ChargePost and ChargeBox solutions across Norway. This partnership has since expanded to Denmark and Sweden and is a critical element of ADS-TEC Energy’s growth strategy in the Nordic region.

Additionally, ADS-TEC Energy has secured a partnership with Porsche, becoming the preferred service partner for all Porsche dealer locations across Europe and North America. These strategic partnerships are expected to significantly contribute to the company’s future growth and market penetration.

CEO Commentary

“Our performance in the first half of the year demonstrates that we are on the right track with our portfolio of hardware, software, and services,” said Thomas Speidel, CEO of ADS-TEC Energy. “Through our intelligent platform solutions, we empower our partners to generate multiple revenue streams from a single asset. For instance, a chargepoint operator can offer ultra-fast charging to various vehicle types. When not in use, the integrated battery storage in our ChargePost allows for energy trading, frequency regulation, peak shaving, and marketing. These systems can also form virtual networks, providing important tools for energy companies and grid operators.”

Outlook for 2024

Looking ahead, ADS-TEC Energy anticipates continued positive momentum in the second half of 2024, with expectations for increased sales revenues compared to the first half of the year. The company remains on track to be Adjusted EBITDA positive for the full year 2024, reinforcing its position as a leader in the ultra-fast charging market.

“We are seeing rapid growth in the number of blue-chip clients,” added Speidel. “Many start with small orders of 1-5 chargers, but we expect these orders to expand significantly year over year. By 2025, we anticipate that revenues will be spread across a much larger customer base, with geographic diversification strengthening the compounding effect of our long-term strategy.”

ADS-TEC Energy is well-positioned to sustain its growth and capitalize on the expanding demand for battery-buffered, ultra-fast charging solutions in Europe, North America, and beyond.

Conference Call Information

Management will host a webcast call Thursday, September 12, 2024 at 02:00 PM CET/08:00 AM ET.

The live webcast of the call will be available by clicking here. Please make sure to register ahead of the call and log in approximately 5-10 minutes prior to the scheduled start time.

The Investor Presentation will be available after the call within the section of the company’s website.

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ads-tec Energy GmbH, our operating company incorporated in Germany (“ADSE GM”) and ads-tec Energy Inc., a US subsidiary of ads-tec Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and fast charging systems including their energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. It was most recently nominated by the President of the Federal Republic of Germany for the German Future Prize and elevated to the “Circle of Excellence” in 2022. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies and charge-operators.

More information: www.ads-tec-energy.com

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for 2023, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, which is available on our website at https://www.ads-tec-energy.com/en/company/invest and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

*Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), we review financial measures that are not calculated and presented in accordance with IFRS (“non-IFRS financial measures”). We believe our non-IFRS financial measures are useful in evaluating our operating performance. We use the following non-IFRS financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS financial information, when taken collectively, may be helpful to investors, because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their IFRS or US-GAAP results. The non-IFRS financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. A reconciliation of each historical non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS is provided above. Reconciliations of forward- looking non-IFRS financial measures are not provided because we are unable to provide such reconciliations without unreasonable effort due to the uncertainty regarding, and potential variability of, certain items, such as stock-based compensation expense and other costs and expenses that may be incurred in the future. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

Our non-IFRS financial measures include adjusted EBITDA defined as result for the period before net finance result, income tax benefits (expenses), net, depreciation and amortization, stock-based compensation, other (expense) income, net, and special items. Our management team ordinarily excludes special items from its review of the results of the ongoing operations. Special items are comprised of (1) provisions for onerous contracts, (2) significant asset impairments and write-offs, and (3) other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities.

We have not provided the forward-looking IFRS equivalents for the forward-looking non-IFRS financial measures EBITDA and Adjusted EBITDA or an IFRS reconciliation as a result of the uncertainty regarding, and the potential variability of, reconciling items including but not limited to stock-based compensation expense, foreign currency loss or gain, financial instruments related expenses and inventory valuation losses. Accordingly, a reconciliation of these non-IFRS guidance metrics to their corresponding IFRS equivalents is not available without unreasonable effort. However, it is important to note that material changes to reconciling items could have a significant effect on future IFRS results and, as such, we also believe that any reconciliations provided would imply a degree of precision that could be confusing or misleading to investors.

Media Contact

For ADS-TEC Energy Europe:

Dennis Müller

SVP Product Marketing & Communication

press@ads-tec-energy.com

For ADS-TEC Energy United States:

Stephannie Depa

Breakaway Communications

sdepa@breakawaycom.com

+1 530-864-0136

Investor Contact

Jennifer Drew-Bear

Jdrew-bear@edisongroup.com

Appendix:

Consolidated statements of profit or loss and comprehensive income (loss):

kEUR	June 30, 2024	June 30, 2023
Continuing operations
Revenue	79,263	38,276
Cost of sales	-63,590	-38,807
Gross profit (loss)	15,672	-531
Research and development expenses	-4,102	-1,659
Selling and general administrative expenses	-15,883	-16,284
Impairment gain (losses) on trade receivables, contract assets, and other investments	-14	-596
Other income	307	1,913
Other expenses	-941	-2,835
Operating result	-4,960	-19,992
Finance income	23	136
Finance expenses	-39,436	-10,936
Net finance result	-39,413	-10,800
Result before tax	-44,373	-30,792
Income tax benefits (expenses)	-786	1,998
Result for the period	-45,159	-28,793

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations - foreign currency translation differences	-67	51
Other comprehensive income (loss) for the period, net of tax	-67	51
Total comprehensive income (loss) for the period	-45,226	-28,742

Earnings (loss) per share (in EUR)
Diluted	-0,84	-0,59
Basic	-0,89	-0,59

Adjusted EBITDA:

kEUR	June 30, 2024	June 30, 2023
Result for the period	-45,159	-28,793
Depreciation	3,561	2,417
Net finance result	39,413	10,800
Income tax benefits (expenses)	786	-1,998
EBITDA	-1,399	-17,574
Adjustments:
Stock-based compensation	2,003	529
Provision onerous contracts	-	-
Write-down on inventories	2,969	2,699
Reclassification R&D Funding	-	-
Adjusted EBITDA	3,573	-14,346

Consolidated statements of financial position:

ASSETS
kEUR	June 30, 2024	June 30, 2023
Intangible assets	23,062	25,041
Right-of-use assets	4,697	3,286
Property, plant, and equipment	6,194	6,391
Other investments and other assets	181	179
Trade and other receivables (non- current)	4	4
Deferred tax assets	-	-
Non-current assets	34,138	34,900
Inventories	38,685	39,119
Contract assets	125	-
Trade and other receivables (current)	32,448	21,227
Income tax assets	102	-
Cash and cash equivalents	23,691	29,162
Current assets	95,051	89,509
Total assets	129,189	124,408

EQUITY AND LIABILITIES
kEUR	June 30, 2024	June 30, 2023
Total equity	-1,872	33,919
Lease liabilities (non-current)	3,631	2,580
Warrant liabilities (non-current)	54,658	21,626
Trade and other payables (non-current)	181	234
Other provisions (non-current)	6,125	4,513
Deferred tax liabilities	1,974	1,189
Non-current liabilities	66,569	30,142
Lease liabilities (current)	1,236	853
Loans and borrowings (current)	14,065	13,908
Trade and other payables (current)	35,466	21,919
Contract liabilities (current)	6,921	7,454
Other provisions (current)	6,804	16,212
Current liabilities	64,492	60,347
Total liabilities	131,061	90,489
Total equity and liabilities	129,189	124,408
Total equity	-1,872	33,919

Consolidated statements of cash flows:

kEUR	June 30, 2024	June 30, 2023
Result for the period	-45,159	-28,793
Depreciation and amortization	3,561	2,417
Finance result	39,413	10,800
Non-cash effective foreign currency gains	654	154
Stock compensation	2,003	529
Gain (loss) on disposal of property, plant, and equipment	-	5
Change in working capital	-5,504	-10,582
Income tax expenses	786	-1,998
Interest received	12	-
Cash flow from operating activities	-4,237	-27,469
Purchase of property, plant, and equipment	-463	-1,430
Investments in intangible assets, including internally generated intangible asset	-257	-2,748
Acquisition of investments in non-consolidated entities	-	-70
Interest received	-	136
Cash flow from investing activities	-721	-4,112
Proceeds from borrowings, shareholder contribution, and loans	-	11,805
Proceeds from issue of shares and other equity securities	4,810	-
Repayment of shareholder loans	-4,618	-
Repayment of lease liabilities	-643	-449
Interest paid	-432	-130
Cash flow from financing activities	-883	11,226
Net decrease (-) / increase in cash and cash equivalents	-5,840	-20,354
Net cash and cash equivalents at the beginning of the period	29,162	34,441
FX effects	368	-123
Net cash and cash equivalents at the end of the period	23,691	13,964